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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __) *

                         PROACTIVE TECHNOLOGIES, INC.
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                               (Name of Issuer)

                         COMMON STOCK, $0.04 PAR VALUE
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                        (Title of Class of Securities)

                                  74266 K307
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                                (CUSIP Number)

                            GILBERT H. DAVIS, ESQ.
                          SIMS MOSS KLINE & DAVIS LLP
                     400 NORTHPARK TOWN CENTER, SUITE 310
                           1000 ABERNATHY ROAD, N.E.
                            ATLANTA, GEORGIA 30328
                                (770) 481-7210
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                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                JANUARY 8, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following box [   ].

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                                      13D
CUSIP No. 74266 K307

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1  NAME OF REPORTING PERSON:

   C. Beverly Lance

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                          (b) [ ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS:  AF

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

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    NUMBER OF        7  SOLE VOTING POWER:           0
      SHARES            --------------------------------------------------------
   BENEFICIALLY      8  SHARED VOTING POWER:         3,600,000
     OWNED BY           --------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER:      0
    REPORTING           --------------------------------------------------------
     PERSON         10  SHARED DISPOSITIVE POWER:    3,600,000
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,600,000

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.2%

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14 TYPE OF REPORTING PERSON: IN

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                                      13D
CUSIP No.74266 K307

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1  NAME OF REPORTING PERSON:

   Lance Children's Trust

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                          (b) [ ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS: OO

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

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    NUMBER OF          7  SOLE VOTING POWER:              NONE
      SHARES              ------------------------------------------------------
   BENEFICIALLY        8  SHARED VOTING POWER:            3,600,000
     OWNED BY             ------------------------------------------------------
       EACH            9  SOLE DISPOSITIVE POWER:         NONE
    REPORTING             ------------------------------------------------------
     PERSON           10  SHARED DISPOSITIVE POWER:       3,600,000
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,600,000

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.2%

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14 TYPE OF REPORTING PERSON:  OO

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ITEM 1.  SECURITY AND ISSUER.

    This Statement relates to shares of the common stock, $.04 par value for share ("Common Stock"), of Proactive Technologies, Inc. (the "Company"). The Company has its principal executive offices at 7118 Beech Ridge Trail, Suite 402, Tallahassee, Florida 32312.

ITEM 2.  IDENTITY AND BACKGROUND.

    This Statement is filed by the following (collectively, the "Lance Group"):

         (a) Mr. C. Beverly Lance ("Mr. Lance"), an individual whose business address is 3821 Stratford Road, N.E., Atlanta, Georgia 30342. Mr. Lance's principal occupation is maintaining private investments and serving as the President of a wholly owned subsidiary of the Company. Mr. Lance is a citizen of the United States of America.

         (b) Lance Children's Trust (the "Trust"), a trust for the benefit of Mr. Lance's children organized under the laws of State of Georgia with its principal offices located at 3821 Stratford Road, N.E., Atlanta, Georgia 30342. Mr. Lance is the trustee of the Trust.

    During the past five years, neither of the entities or persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On January 8, 1999, the Trust acquired 3,600,00 shares (the "Shares") of the Company's Common Stock pursuant to the terms of that certain Agreement and Plan of Reorganization ("Reorganization Agreement"), dated January 8, 1999, between the Company and the Trust, a copy of which is filed herewith as Exhibit
7.2. Pursuant to the Plan of Reorganization, the Trust received the Shares in exchange for all of the outstanding capital stock of PDK Properties, Inc., a Georgia corporation which the Trust had owned.

ITEM 4.  PURPOSE OF TRANSACTION.

    The Trust has acquired the Shares for investment.   Mr. Lance intends to
seek representation on the Company's Board of Directors. Mr. Lance became the President of a wholly owned subsidiary of the Company upon completion of the investment in the Shares. While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following except as stated above:

         (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (2) Sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

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         (3) Any change in the present board of directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (4) Any material change in the present capitalization or dividend policy of the Company;

         (5) Any other material change in the Company's business or corporate structure;

         (6) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (7) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (8) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (9) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Under the rules and regulations of the Securities and Exchange Commission, Mr. Lance may be deemed to be the beneficial owner of all of the 3,600,000 Shares, representing approximately 16.2% of the issued and outstanding shares of the Company, which Shares were purchased directly form the Company as described in Item 3 above. All of the Shares are owned by Mr. Lance as trustee of the
Trust.   Mr. Lance currently has sole authority to direct the voting and disposition of all of the Shares under the terms of the Trust.

    The percentage of outstanding shares of the Common Stock set out in the preceding paragraph has been computed based on a total of 15,499,253 shares of Common Stock indicated as outstanding in the Company's Form 10-QSB for the quarter ended September 30, 1998, as adjusted to reflect issuance of the Shares and an additional 3,100,000 shares of Common Stock issued on or about December 30, 1998.

    The persons named in Item 2 above have not effected any other transactions in the Common Stock within the last 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------

    Except as described in this Statement, the parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of the Company stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

    Filed as exhibits hereto are the following:

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         7.1  Agreement Regarding Joint Filing among Mr. Lance and the Trust.

         7.2  Agreement and Plan of Reorganization dated January 8, 1999.


                                  SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 15, 1999                  /s/ C. Beverly Lance
                                        ----------------------------------------
                                            C. Beverly Lance


                                        LANCE CHILDREN'S TRUST



Date: January 15, 1999                  By: /s/ C. Beverly Lance
                                            ------------------------------------
                                                C. Beverly Lance, Trustee

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